UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

10X Capital Venture Acquisition Corp. II

Full Name of Registrant

N/A

Former Name if Applicable

1 World Trade Center, 85th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10007

City, State and Zip Code

PART II-RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N- CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

10X Capital Venture Acquisition Corp. II (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”). The Company has determined that it is unable to file the Annual Report within the prescribed time period without unreasonable effort or expense because the Company’s independent registered public accounting firm is in the process of completing the review of the financial statements for the year ended December 31, 2022 and will need additional time to complete its review of such financial statements. The Company anticipates that it will file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Hans Thomas	212	257-0069
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements in this filing about the Company that are not historical facts are forward-looking statements based on the the Company's current expectations, assumptions, estimates and projections. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate”, “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Annual Report. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation the completion of the Company’s annual review procedures, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

10X Capital Venture Acquisition Corp. II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Hans Thomas
Hans Thomas Chief Executive Officer and Chairman

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